Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). While there are preference securities outstanding for all periods presented, such preference securities do not accrue or otherwise pay any dividends. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Historical					Pro Forma
	Year Ended March 31,					Year Ended March 31,
	Unaudited					Unaudited
Fixed Charges	2013	2014	2015	2016	2017	2016	2017
Interest, including amortization of debt discount and capitalized expenses	$1,144	$1,407	$234	$1,816	$2,628	$2,556	$2,556
Interest element of rentals*	83	83	210	268	273	268	273
Total Fixed Charges	$1,227	$1,490	$444	$2,084	$2,901	$2,824	$2,829
Earnings available for fixed charges:
Pre-tax income (loss)	$(14,022)	$(18,976)	$(23,900)	$(27,818)	$(24,408)	$(30,374)	$(26,964)
Add back:
Income(loss) from discontinued operations	(1,502)	—	—	—	—	—	—
Fixed charges	1,227	1,490	444	2,084	2,901	2,824	2,829
Total Earnings	$(11,292)	$(15,984)	$(23,456)	$(25,734)	$(21,507)	$(27,550)	$(24,135)
Ratio of Earnings to Fixed Charges	(9.2x)	(10.7x)	(52.9x)	(12.3x)	(7.4x)	(9.8x)	(8.5x)
Additional earnings required to achieve a 1.0x ratio	$12,519	$17,474	$23,900	$27,818	$24,408	$30,374	$26,964

*	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(1)
Interest, including amortization of debt discounts and capitalized expenses, is calculated as the net change in interest from the refinancing assuming the refinancing took place as of April 1, 2015 during the year ended March 31, 2016 and April 1, 2016 during the year ended March 31, 2017. The net change in interest is calculated at $2,556 for both periods.